Exhibit 4.12

Employment Agreement

Employment Agreement, between VAST BILLION INVESTMENT LIMITED (the “Company”) and Tu lixia (the “employee”).

The Company employs the Employee on the following terms and conditions.

1.	Term of Employment. Subject to the provisions for termination set forth below this agreement will begin on 25 June 2015 and terminate on 25 June 2017.

2.	Duties and Position. The Company hires the Employee as Chief Financial Officer, reporting to the Company’s Chief Executive Officer. The duties will be commensurate with those typical for such a position as determined by the CEO from time to time.

3.	Remuneration. The Company will pay the Employee a after tax salary of RMB 800,000 per year, for the services of the Employee, and monthly salary will be 66,666 RMB after tax , it will be payable before 15 of every month , the remuneration will be reviewed from time to time according to the Company’s policies. All the reasonable business expenses that are documented and incurred in the ordinary course of business will be reimbursed in accordance with the company’s standard policies and procedures.

4.	Incentive Compensation. The employee will be eligible to participate in such annual performance bonus plans as may be established by the Company from time to time for similarly situated employees, subject to the terms and conditions established by the Company for such bonus plans. Any such bonuses will be based on the achievement of goals and milestones established by the Company in its sole discretion, and the Company in its sole discretion may amend or terminate any such bonus plans at any time.

5.	Equity Awards. The employee will be entitled to participate in the Company’s Equity Incentive Plan when and if such a Plan is adopted by the Board.

6.	Employee Benefits. The employee are eligible to participate in such Company-sponsored benefits, including health benefits, vacation (annual leave), sick leave, holidays and other benefits that the Company may offer to similarly situated employees from time to time. The employee’s eligibility to receive such benefits will be subject in each case to the generally applicable terms and conditions for the benefits in question and to the determinations of any person or committee administering such benefits. The Company may from time to time, in its sole discretion, amend or terminate the benefits available to the employee and the Company’s other employees. The employee will be covered by worker’s compensation insurance, disability insurance and other governmental benefit programs as required by applicable laws.

7.	Confidentiality of Proprietary Information. The Employee agrees that he will not, during or after the term of his employment, reveal such information, or any part of it, to any person, firm, corporation, or association. If the Employee does reveal, or threaten to reveal, this information, the Company will be entitled to an injunction restraining the Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Employee for a breach or threatened breach of this condition, including the recovery of damages from the Employee.

8.	Termination of Agreement. Without cause, the Company may terminate this agreement at any time upon 30 days written notice to the Employee; if the Company requests, the Employee will continue to perform his duties and be paid his regular salary up to the date of termination. In addition, the Company will pay the Employee on the date of termination a severance allowance with 3 months of salary less taxes and social security required to be withheld. Without cause, the Employee may terminate his employment upon 30 days’ written notice to the Company. The Employee will be required to perform his duties and will be paid his regular salary up to the date of termination but will not receive a severance allowance.

9.	Severability. If any term of this letter is held to be invalid, void or unenforceable, the remainder of the terms herein will remain in full force and effect and will in no way be affected, and the parties will use their best efforts to find an alternative way to achieve the same result.

10.	Governing Law. The terms of this letter and the resolution of any dispute as to the meaning, effect, performance or validity of this letter or arising out of, related to, or in any way connected with, this letter, your employment with the Company or any other relationship between you and the Company (a “Dispute”) will be governed by the laws of Hong Kong, S.A.R., China, without giving effect to the principles of conflict of laws.

Signed under seal this 25th of June, 2015.

/s/ Keyan Yan	/s/ Lixia Tu
Company	Employee